SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                         (Amendment No. __________ )(1)


                                    I/NET, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, $.001 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    449775105
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                   Jeff Jenson
                                  1608 W 2225 S
                             Woods Cross, UT 84087
                                 (801) 295-3400
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                  July 7, 2006
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 6 Pages)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 449775105                    13D                    Page 2 of 6 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


            TRYANT, LLC
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


            WC
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


            DELAWARE
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                           25,500,001 SHARES
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                           25,500,001 SHARES
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


            25,500,001 SHARES
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


            51.00%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


            CO
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 449775105                    13D                    Page 3 of 6 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


            JEFF D. JENSON
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


            WC
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


            United States
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                           25,500,001 Shares
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                           25,500,001 Shares

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


            25,500,001 SHARES
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


            51.00%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


            IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 449775105                    13D                    Page 4 of 6 Pages

ITEM 1.   SECURITY AND ISSUER.

     This statement relates to shares of Common Stock, $0.001 par value per share (the "Stock"), of I/NET, Inc., a Delaware corporation (the "Issuer").
The principal executive offices of the Issuer are located at 1608 W 2225 S, Woods Cross, UT 84087.


ITEM 2.   IDENTITY AND BACKGROUND.

     Pursuant to Rule 13d-1(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), this Schedule 13D Statement is hereby filed by the following persons (collectively, the "Reporting Persons"): Tryant, LLC ("Tryant") and Jeff D. Jenson ("Jenson").

     Tryant is a Delaware limited liability company, the principal business of which is to provide financial consulting services. The principal business address of Tryant, which also serves as its principal office, is 1608 W 2225 S, Woods Cross, UT 84087.

     Jenson's principal occupation or employment is managing Tryant and its related entities. The principal business address of Jenson, which also serves as his principal office, is 1608 W 2225 S, Woods Cross, UT 84087.

CUSIP NO. 449775105                    13D                    Page 5 of 6 Pages

     During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     On July 7, 2006, Tryant purchased, for $30,000 cash, 12,070,510 shares of Common Stock from Stephen Markee and James Knapp, former officers and directors of the Company. Tryant also purchased 13,429,491 shares of newly issued Common Stock from the Company at a purchase price of $0.00372 per share.


ITEM 4.   PURPOSE OF TRANSACTION.

         The purpose of this transaction is to allow Tryant to obtain a controlling interest in the Issuer.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     Pursuant to Rule 13d-3(a), at the close of business on July 7, 2006, Tryant may be deemed to be the beneficial owner of 25,500,001 shares of the Stock, which constitutes approximately 51.00% of the 50,000,000 shares of the Stock outstanding on July 7, 2006 (the "Outstanding Shares"). Tryant, either directly or indirectly, has or shares the power to vote or to direct the vote and to dispose or to direct the disposition of, such shares of Stock.

     Pursuant to Rule 13d-3(a), at the close of business on July 7, 2006, Jenson, as the managing member of Tryant, LLC may be deemed to be the beneficial owner of 25,500,001 shares of the Stock, which constitutes approximately 51.00% of the Outstanding Shares. Jenson, either directly or indirectly, may have or share the power to vote or direct the vote and to dispose of or to direct the disposition of such shares of Stock.



     Other than as set forth above, none of the Reporting Persons named herein is the beneficial owner of any shares of the Stock.

     Transactions effected in the last 60 days:

------------------- -------------- ----------- ----------------- -------------------------
 Reporting Person        Date       Number of   Price per Share   How the transaction was
                                     Shares                              effected
------------------- -------------- ----------- ----------------- -------------------------
TRYANT               July 7, 2006  12,070,510   $.002485           Private Stock Purchase

------------------- -------------- ----------- ----------------- -------------------------
TRYANT               June 21, 2006 13,429,491   $0.00372           Private Stock Purchase
------------------- -------------- ----------- ----------------- -------------------------

CUSIP NO. 449775105                    13D                   Page 6 of 6 Pages

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     To the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over shares of the Stock.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 10.1: Subscription Agreement dated July 7, 2006 by and between the Issuer and Tryant, LLC.

     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.


     DATED:   August 14, 2006


                                       TRYANT, LLC,
                                       a Delaware limited liability company

                                       By:  /s/ Jeff D. Jenson
                                            ---------------------
                                       Its: Managind Director


                                       /s/ Jeff D. Jenson
                                       ---------------------
                                       Jeff D. Jenson